Exhibit 99.2

China Biologic Third Quarter 2020 Financial Results

Third Quarter 2020 Financial Performance

Total sales in the third quarter of 2020 increased by 1.8% in USD terms, or 0.8% in RMB terms, to $138.5 million from $136.1 million in the same quarter of 2019.

Total sales for biopharmaceutical products increased by 1.9% in USD terms, or 0.8% in RMB terms, to $126.6 million in the third quarter of 2020 from $124.3 million in the same quarter of 2019, as a combined result of increases in sales of albumin, coagulation factor and placenta polypeptide products, which were partly offset by a decrease in sales of IVIG products. For plasma products, total sales in the third quarter of 2020 increased by 0.8% in USD terms, or decreased by 0.2% in RMB terms, to $120.8 million from $119.8 million in the same quarter of 2019.

Revenue from human albumin increased by 3.8% in USD terms, or 2.8% in RMB terms, to $48.8 million in the third quarter of 2020, from $47.0 million in the third quarter of 2019, primarily due to increased direct sales to hospital customers. The sales volume of human albumin products increased by 1.3% in the third quarter of 2020 over the same quarter last year. The average price increased by 2.5% in USD terms, or 1.5% in RMB terms in the third quarter of 2020 compared to the same quarter of 2019, mainly because of higher proportion of direct sales in total sales.

Revenue from IVIG products decreased by 10.1% in USD terms, or 10.9% in RMB terms, to $32.2 million in the third quarter of 2020, from a relatively high comparison base of $35.8 million in the third quarter of 2019 during which period the Company had a strong rebound of IVIG sales after implementing new promotion strategy. The sales volume of IVIG products decreased by 10.8% over the same period of last year. The average price remained relatively stable in RMB terms in the third quarter of 2020 compared to the same quarter of 2019.

In the third quarter of 2020, IVIG and human albumin products remained the Company’s two largest sales contributors. As a percentage of total sales, sales of human albumin and IVIG products were 35.2% and 23.2%, respectively, in the third quarter of 2020.

Revenue from other immunoglobulin products increased by 3.0% in USD terms, or 1.8% in RMB terms in the third quarter of 2020 compared to the same quarter of 2019, representing 17.3% of total sales as compared to 17.0% of total sales in the same quarter of 2019.

Revenue from other plasma products increased by 15.2% in USD terms, or 13.9% in RMB terms, in the third quarter of 2020 compared to the same quarter of 2019, with increases in sales of all three coagulation products, namely coagulation factor VIII, PCC and human fibrinogen products, representing 11.5% of total sales in the third quarter of 2020 compared to 10.1% of total sales in the same quarter of 2019.

Revenue from placenta polypeptide products increased by 28.9% in USD terms, or 28.3% in RMB terms in the third quarter of 2020 as compared to the same quarter of 2019, accounting for 4.2% of total sales compared to 3.3% of total sales in the same quarter of 2019, reflecting the Company’s recent efforts in sales team reorganization and channel optimization for placenta polypeptide products.

Total sales for biomaterial products in the third quarter of 2020 increased by 0.8% in USD terms, or 0.7% in RMB terms, to $11.9 million from $11.8 million in the same quarter of 2019, accounting for 8.6% of total sales compared to 8.7% of total sales in the same quarter of 2019.

Cost of sales decreased by 3.2% to $46.0 million in the third quarter of 2020 from $47.5 million in the same quarter of 2019. As a percentage of total sales, cost of sales decreased to 33.2% in the third quarter of 2020 from 34.9% in the same quarter of 2019, mainly because of lower proportion of products made from the higher-cost outsourced plasma.

Gross profit increased by 4.4% to $92.5 million in the third quarter of 2020 from $88.6 million in the same quarter of 2019. Gross margin increased to 66.8% from 65.1% in the third quarter of 2019.

Total operating expenses in the third quarter of 2020 increased by $4.9 million, or 13.8%, to $40.5 million from $35.6 million in the same quarter of 2019. This increase was mainly because of a $9.8 million increase in general and administrative expenses, which was partly offset by a $3.4 million decrease in selling expenses and a $1.5 million decrease in research and development expenses. As a percentage of total sales, total operating expenses increased to 29.2% in the third quarter of 2020 from 26.2% in the same quarter of 2019.

Selling expenses in the third quarter of 2020 decreased by $3.4 million, or 19.2%, to $14.3 million from $17.7 million for the same quarter of 2019. As a percentage of total sales, selling expenses decreased to 10.3% in the third quarter of 2020 from 13.0% in the same quarter of 2019. The decrease reflected the Company’s continuing efforts to proactively adjust sales and promotion methods as well as channel penetration and customer management strategies.

General and administrative expenses increased by $9.8 million, or 64.5%, to $25.0 million in the third quarter of 2020, from $15.2 million in the same quarter of 2019. As a percentage of total sales, general and administrative expenses increased to 18.1% in the third quarter of 2020 compared to 11.2% in the same quarter of 2019. The increase was mainly because of an $8.8 million increase in share-based compensation expenses. Excluding the impact of share-based compensation expenses, general and administrative expenses would have been 7.0% and 6.4% of total sales in the third quarter of 2020 and 2019, respectively.

Research and development expenses in the third quarter of 2020 decreased by $1.5 million, or 55.6%, to $1.2 million from $2.7 million in the same quarter of 2019. As a percentage of total sales, research and development expenses decreased to 0.9% in the third quarter of 2020 from 2.0% in the same quarter of 2019.

Income from operations in the third quarter of 2020 decreased by 1.9% in USD terms, or 2.8% in RMB terms, to $52.0 million from $53.0 million in the same quarter of 2019. Operating margin decreased to 37.5% in the third quarter of 2020 from 38.9% in the same quarter of 2019.

Income tax expense in the third quarter of 2020 was $9.7 million, compared to $7.6 million in the same quarter of 2019. The effective income tax rate was 17.3% and 12.4% for the third quarter of 2020 and 2019, respectively.

Net income attributable to the Company decreased by 16.0% in USD terms, or 16.7% in RMB terms, to $39.5 million in the third quarter of 2020 from $47.0 million in the same quarter of 2019. Net margin decreased to 28.5% in the third quarter of 2020 from 34.5% in the same quarter of 2019. Diluted earnings per share decreased to $0.99 in the third quarter of 2020 as compared to $1.21 in the same quarter of 2019.

Non-GAAP adjusted income from operations increased by 12.8% in USD terms or 11.7% in RMB terms to $69.4 million in the third quarter of 2020 from $61.5 million in the same quarter of 2019.

Non-GAAP adjusted net income attributable to the Company increased by 1.3% in USD terms, or 0.2% in RMB terms, to $55.1 million in the third quarter of 2020 from $54.4 million in the same quarter of 2019. Non-GAAP net margin was 39.8% in the third quarter of 2020 compared to 40.0% in the same quarter of 2019. Non-GAAP adjusted earnings per diluted share was $1.39 in the third quarter of 2020 as compared to $1.40 in the same quarter of 2019.

Non-GAAP adjusted income from operations for the third quarter of 2020 excludes $15.3 million in non-cash employee share-based compensation expenses, and $2.1 million in amortization expenses of intangible assets and land use rights related to the acquisition of TianXinFu.

Non-GAAP adjusted net income and earnings per diluted share for the third quarter of 2020 exclude $13.8 million in non-cash employee share-based compensation expenses, and $1.8 million in amortization expenses of intangible assets and land use rights related to the acquisition of TianXinFu.

First Nine Months 2020 Financial Performance

Total sales in the first nine months of 2020 increased by 2.6% in USD terms, or 4.6% in RMB terms, to $412.2 million from $401.6 million in the same period of 2019.

Total sales for plasma products increased by 7.0% in USD terms, or 9.1% in RMB terms, to $363.5 million from $339.6 million in the same period of 2019, mainly because of an increase in sales of IVIG products, which was partly offset by a decrease in sales of albumin products. During the first nine months of 2020, human albumin and IVIG products remained the Company’s two largest sales contributors, accounting for 32.2% and 31.0%, respectively, of total sales.

Total sales for placenta polypeptide decreased by 42.1% in USD terms, or 40.8% in RMB terms, to $13.6 million from $23.5 million in the same period of 2019. Combining plasma products and placenta polypeptide products, total sales for biopharmaceutical products increased by 3.9% in USD terms, or 5.8% in RMB terms, to $377.1 million from $363.1 million in the same period of 2019.

Total sales for biomaterial products in the first nine months of 2020 decreased by 8.8% in USD terms, or 6.8% in RMB terms, to $35.1 million from $38.5 million in the same period of 2019, mainly as a result of decreased sales of artificial dura mater products.

Cost of sales increased by 4.3% to $142.4 million in the first nine months of 2020 from $136.5 million in the same period of 2019. As a percentage of total sales, cost of sales increased to 34.5% from 34.0% in the same period of 2019, mainly because of lower percentages of higher-margin placenta polypeptide and dura mater products in total sales.

Gross profit increased by 1.8% to $269.8 million in the first nine months of 2020 from $265.1 million in the same period of 2019. Gross margin was 65.5% and 66.0% in the first nine months of 2020 and 2019, respectively.

Total operating expenses in the first nine months of 2020 decreased by $12.9 million, or 10.8%, to $107.1 million from $120.0 million in the same period of 2019. This decrease mainly consisted of a decrease of $18.9 million in selling expenses and a decrease of $1.8 million in research and development expenses, which was partly offset by an increase of $7.8 million in general and administrative expenses. As a percentage of total sales, total operating expenses decreased to 26.0% in the first nine months of 2020 from 29.9% in the same period of 2019.

Income from operations in the first nine months of 2020 increased by 12.1% in USD terms, or 14.3% in RMB terms, to $162.7 million from $145.1 million in the same period of 2019. Operating margin increased to 39.5% in the first nine months of 2020 from 36.1% in the same period of 2019.

Income tax expense in the first nine months of 2020 was $27.9 million compared to $23.7 million in the same period of 2019. The effective income tax rate was 15.8% and 13.9% for the first nine months of 2020 and 2019, respectively.

Net income attributable to the Company increased by 1.7% in USD terms, or 3.7% in RMB terms, to $128.6 million in the first nine months of 2020 from $126.4 million in the same period of 2019. Net margin was 31.2% in the first nine months of 2020 compared to 31.5% in the same period of 2019. Diluted earnings per share increased to $3.24 in the first nine months of 2020 compared to $3.21 in the same period of 2019.

Non-GAAP adjusted income from operations increased by 16.0% in USD terms, or 18.1% in RMB terms, to $197.7 million in the first nine months of 2020 from $170.4 million in the same period of 2019.

Non-GAAP adjusted net income attributable to the Company increased by 8.3% in USD terms and 10.3% in RMB terms, to $159.9 million in the first nine months of 2020 from $147.6 million in the same period of 2019. Non-GAAP net margin increased to 38.8% in the first nine months of 2020 from 36.8% in the same period of 2019. Non-GAAP adjusted earnings per diluted share increased to $4.02 in the first nine months of 2020 from $3.75 in the same period of 2019.

Non-GAAP adjusted income from operations for the first nine months of 2020 excludes $28.9 million in non-cash employee share-based compensation expenses, and $6.1 million in amortization expense of intangible assets and land use rights related to the acquisition of TianXinFu.

Non-GAAP adjusted net income and earnings per diluted share for the first nine months of 2020 exclude $26.2 million in non-cash employee share-based compensation expenses, and $5.1 million in amortization expense of intangible assets and land use rights related to the acquisition of TianXinFu.

As of September 30, 2020, the Company had $566.9 million in cash on hand and demand deposits, $7.1 million in time deposits, and $529.4 million in short term investments.

Net cash provided by operating activities for the first nine months of 2020 was $188.5 million as compared to $156.4 million for the same period of 2019. The increase of $32.1 million in net cash provided by operating activities was mainly because of a decrease in inventories and an increase in net income compared to the same period of 2019, which was partly offset by an increase in accounts receivable.

Inventories decreased by $22.0 million in the first nine months of 2020, compared with an increase of $8.0 million in the same period of 2019. The decrease of inventory in the first nine months of 2020 was primarily because of the high sales volume of IVIG products during this period, which cleaned up the high IVIG inventory as of the end of year 2019.

Accounts receivable increased by $33.1 million during the first nine months of 2020 as compared to $19.2 million during the same period of 2019, largely in line with the increase in sales revenue. Accounts receivable turnover days for plasma products were shortened to 82 days during the first nine months of 2020 from 100 days during the same period of 2019, reflecting the Company’s ongoing efforts to shorten credit terms of some of its distributors and increased collection efforts to control credit exposure.

Net cash provided by investing activities for the first nine months of 2020 was $228.3 million as compared to net cash used in investing activities of $37.6 million for the same period of 2019. During the first nine months of 2020, the Company received $2,369.1 million from the maturity value of time deposits and short term investments. This was partly offset by payment of $14.1 million for the acquisition of property, plant and equipment, intangible assets and land use rights, and payment of $2,126.7 million for the purchase of time deposits and short term investments. Net cash used in investing activities in the first nine months of 2019 mainly consisted of payment of $1,824.2 million for the purchase of time deposits and short term investments, and payment of $21.3 million for the acquisition of property, plant and equipment, intangible assets and land use rights, which was partly offset by the maturity value of $1,806.3 million of time deposits and short term investments.

Net cash used in financing activities for the first nine months of 2020 was $12.0 million as compared to $238.7 million for the same period of 2019. During the first nine months of 2020, subsidiaries of the Company paid dividends of $12.3 million to the non-controlling interest shareholders, which was partly offset by proceeds of $0.3 million from stock options exercised. Net cash used in financing activities for the first nine months of 2019 mainly included a payment of $118.9 million for the acquisition of minority interest in TianXinFu, as well as a remittance of $110.0 million to an investment bank by the Company to execute the previously approved share repurchase program on behalf of the Company.

Non-GAAP Disclosure

This management’s discussion and analysis of the financial results (this “MD&A”) contains non-GAAP financial measures that exclude non-cash compensation expenses related to restricted shares and restricted share units granted to employees and directors under the Company’s Equity Incentive Plans and amortization of acquired intangible assets and land use rights. To supplement the Company’s unaudited consolidated financial statements presented on a GAAP basis, the Company has provided non-GAAP financial information excluding the impact of these items in this MD&A. The Company’s management believes that its presentation of non-GAAP financial measures provides useful supplementary information to and facilitates additional analysis by investors. A reconciliation of the adjustments to GAAP results appears in the table accompanying this MD&A. This additional non-GAAP information is not meant to be considered in isolation or as a substitute for GAAP financials. The non-GAAP financial information that the Company provides also may differ from the non-GAAP information provided by other companies.

In addition, as the Company evaluates certain key items of its financial results on a local currency basis (i.e., in RMB) in addition to the reporting currency (i.e., in USD), this MD&A contains local currency information that eliminates the impact of fluctuations in foreign currency exchange rates. The Company believes that, given its operations primarily based in China, providing local currency information on such key items enhances the understanding of its financial results and evaluation of performance in comparison to prior periods. Changes in local currency percentages are calculated by comparing financial results denominated in RMB from period to period.

(Financial statements on the following pages)

CHINA BIOLOGIC PRODUCTS HOLDINGS, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	For the Three Months Ended		For the Nine Months Ended
	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
	USD	USD	USD	USD
Sales:	138,535,626	136,106,800	412,239,400	401,587,066
Plasma products:
Human Albumin	48,823,539	47,042,092	132,746,300	152,764,552
Immunoglobulin products:
Human Immunoglobulin for Intravenous Injection	32,188,113	35,793,139	127,643,256	92,215,735
Other Immunoglobulin products	23,892,280	23,233,110	58,179,503	55,347,850
Others	15,837,979	13,762,924	44,983,517	39,272,529
Placenta Polypeptide	5,820,163	4,494,989	13,558,244	23,468,860
Biopharmaceutical products	126,562,074	124,326,254	377,110,820	363,069,526
Artificial Dura Mater	11,512,488	10,936,936	33,511,858	35,818,170
Others	461,064	843,610	1,616,722	2,699,370
Biomaterial products	11,973,552	11,780,546	35,128,580	38,517,540

Cost of sales	46,069,933	47,465,809	142,410,365	136,499,513
Gross profit	92,465,693	88,640,991	269,829,035	265,087,553

Operating expenses
Selling expenses	14,319,006	17,737,779	43,193,021	62,108,212
General and administrative expenses	24,957,830	15,221,555	58,159,244	50,477,548
Research and development expenses	1,173,034	2,688,058	5,744,178	7,450,262
Income from operations	52,015,823	52,993,599	162,732,592	145,051,531

Other income (expenses)
Equity in (loss)/income of an equity method investee	(456,810)	202,163	(1,798,489)	1,647,174
Interest expense	(79,009)	(127,416)	(257,777)	(316,225)
Interest income	492,625	6,869,914	7,708,842	19,315,786
Other income, net	4,155,884	1,228,547	8,757,168	4,810,029
Total other income, net	4,112,690	8,173,208	14,409,744	25,456,764

Income before income tax expense	56,128,513	61,166,807	177,142,336	170,508,295

Income tax expense	9,706,417	7,630,697	27,925,942	23,710,778

Net income	46,422,096	53,536,110	149,216,394	146,797,517

Less: Net income attributable to noncontrolling interest	6,877,453	6,519,317	20,605,617	20,441,463

Net income attributable to China Biologic Products Holdings, Inc.	39,544,643	47,016,793	128,610,777	126,356,054

Earnings per share of ordinary share:
Basic	1.02	1.21	3.31	3.22
Diluted	0.99	1.21	3.24	3.21
Weighted average shares used in computation:
Basic	38,690,673	38,363,561	38,573,106	38,727,066
Diluted	39,536,475	38,435,969	39,447,214	38,812,076

Net income	46,422,096	53,536,110	149,216,394	146,797,517

Other comprehensive income/(losses):
Foreign currency translation adjustment, net of nil income taxes	54,865,970	(38,429,031)	34,743,921	(41,802,481)

Comprehensive income	101,288,066	15,107,079	183,960,315	104,995,036

Less: Comprehensive income attributable to noncontrolling interest	10,071,356	4,390,702	22,723,887	16,512,010

Comprehensive income attributable to China Biologic Products Holdings, Inc.	91,216,710	10,716,377	161,236,428	88,483,026

CHINA BIOLOGIC PRODUCTS HOLDINGS, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30, 2020	December 31, 2019
	USD	USD
ASSETS
Current Assets
Cash and cash equivalents	566,861,904	161,750,425
Time deposits	7,133,215	497,676,069
Short term investments	529,350,858	267,830,790
Accounts receivable, net of allowance for doubtful accounts	136,132,620	100,270,436
Inventories	234,465,074	250,728,260
Prepayments and other current assets	21,014,534	21,469,418
Total Current Assets	1,494,958,205	1,299,725,398

Property, plant and equipment, net	180,064,741	177,596,563
Intangible assets, net	39,110,826	44,068,061
Land use rights, net	30,303,337	28,458,944
Equity method investment	15,287,310	16,725,513
Long term equity investments	10,812,893	10,812,893
Loan receivable	36,512,636	35,642,340
Goodwill	316,042,415	308,509,397
Other non-current assets	16,420,489	16,319,388
Total Assets	2,139,512,852	1,937,858,497

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable	6,965,827	6,262,256
Income tax payable	16,059,236	13,303,085
Other payables and accrued expenses	101,424,247	99,743,350
Total Current Liabilities	124,449,310	119,308,691

Deferred income	1,989,315	2,300,428
Non-current income tax payable	22,284,072	24,905,728
Other liabilities	15,101,761	16,491,793
Total Liabilities	163,824,458	163,006,640

Shareholders’ Equity
Ordinary share:
par value $0.0001;
100,000,000 shares authorized;
42,239,028 and 41,910,701 shares issued at September 30, 2020 and December 31, 2019, respectively;
38,788,096 and 38,459,769 shares outstanding at September 30, 2020 and December 31, 2019, respectively	4,224	4,191
Additional paid-in capital	1,187,516,648	1,158,274,206
Treasury share: 3,450,932 shares at September 30, 2020 and 3,450,932 at December 31, 2019, respectively, at cost	(167,432,883)	(167,432,883)
Retained earnings	901,901,263	773,290,486
Accumulated other comprehensive losses	(35,795,757)	(68,421,408)
Total equity attributable to China Biologic Products Holdings, Inc.	1,886,193,495	1,695,714,592

Noncontrolling interest	89,494,899	79,137,265

Total Shareholders’ Equity	1,975,688,394	1,774,851,857

Commitments and contingencies	-	-

Total Liabilities and Shareholders’ Equity	2,139,512,852	1,937,858,497

CHINA BIOLOGIC PRODUCTS HOLDINGS, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Nine Months Ended
	September 30,	September 30,
	2020	2019
	USD	USD
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	149,216,394	146,797,517
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	12,543,269	11,936,276
Amortization	7,468,630	7,052,151
Loss on disposal of property, plant and equipment	124,025	140,334
Fair value changes of short term investments	(1,539,173)	(1,417,688)
Allowance / (Reversal) for doubtful accounts - accounts receivable	69,124	(269,239)
Reversal of doubtful accounts - prepayments and other receivables	(2,897)	(30,719)
Deferred income tax benefit	(1,148,412)	(1,855,753)
Share-based compensation	28,942,039	19,318,866
Gain from disposal of a subsidiary	(133,364)	-
Equity in loss/(income) of an equity method investee	1,798,489	(1,647,174)
Change in operating assets and liabilities:
Accounts receivable	(33,130,743)	(19,226,916)
Inventories	22,033,422	(8,022,342)
Prepayments and other current assets	2,019,221	163,500
Accounts payable	536,449	(2,257,888)
Income tax payable	2,625,202	5,199,606
Other payables and accrued expenses	50,751	2,905,256
Deferred income	(357,812)	(365,258)
Non-current income tax payable	(2,621,656)	(1,993,310)
Net cash provided by operating activities	188,492,958	156,427,219

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of time deposits	(711,899,741)	(1,253,814,446)
Proceeds from maturity of time deposits	1,202,042,729	1,320,433,570
Purchase of short term investments	(1,414,774,249)	(570,426,045)
Proceeds from maturity of short term investments	1,167,040,641	485,851,772
Payment for property, plant and equipment	(12,100,049)	(18,821,232)
Payment for intangible assets and land use rights	(2,028,266)	(2,440,781)
Proceeds from disposal of property, plant and equipment	7,066	1,595,981
Net cash provided by/(used in) investing activities	228,288,131	(37,621,181)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from stock options exercised	300,435	454,847
Payment to an investment bank for share repurchase	-	(110,042,776)
Acquisition of noncontrolling interest	-	(118,949,200)
Dividend paid by subsidiaries to noncontrolling interest shareholders	(12,285,224)	(10,124,707)
Net cash used in financing activities	(11,984,789)	(238,661,836)

EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	315,179	1,825,225

NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	405,111,479	(118,030,573)

Cash and cash equivalents at beginning of period	161,750,425	338,880,559

Cash and cash equivalents at end of period	566,861,904	220,849,986

Supplemental cash flow information
Cash paid for income taxes	28,929,605	22,625,540
Noncash investing and financing activities:
Acquisition of property, plant and equipment included in payables	791,476	4,792,565
Set-off loan receivable against accounts payable	-	3,656,210
Share repurchase using the prepayment to an investment bank	-	111,007,789
Land use right acquired with prepayments made in prior periods	-	2,689,467

CHINA BIOLOGIC PRODUCTS HOLDINGS, INC. AND SUBSIDIARIES

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

	For the Three Months Ended
	September 30,	September 30,
	2020	2019
	USD	USD
Income from Operations	52,015,823	52,993,599
Non-cash employee share-based compensation	15,314,346	6,526,982
Amortization of acquired intangible assets and land use rights	2,028,380	1,984,442
Adjusted Income from Operations - Non GAAP	69,358,549	61,505,023

Net Income Attributable to the Company	39,544,643	47,016,793
Non-cash employee share-based compensation	13,806,941	5,830,180
Amortization of acquired intangible assets and land use rights	1,724,123	1,578,945
Adjusted Net Income Attributable to the Company - Non GAAP	55,075,707	54,425,918
Diluted EPS - Non GAAP	1.39	1.40

Weighted average number of shares used in computation of Non GAAP diluted EPS	39,536,475	38,435,969

	For the Nine Months Ended
	September 30,	September 30,
	2020	2019
	USD	USD
Income from Operations	162,732,592	145,051,531
Non-cash employee share-based compensation	28,942,039	19,318,866
Amortization of acquired intangible assets and land use rights	6,000,011	6,075,645
Adjusted Income from Operations - Non GAAP	197,674,642	170,446,042

Net Income Attributable to the Company	128,610,777	126,356,054
Non-cash employee share-based compensation	26,162,967	16,910,311
Amortization of acquired intangible assets and land use rights	5,100,009	4,360,963
Adjusted Net Income Attributable to the Company - Non GAAP	159,873,753	147,627,328
Diluted EPS - Non GAAP	4.02	3.75

Weighted average number of shares used in computation of Non GAAP diluted EPS	39,447,214	38,812,076